22006913

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-23280

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 AND ENDING 06/30/22
MM/DD/YY MM/DD/YY

SEC Mail Processing
8-29-22
AUG 29 2022
Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FMSbonds, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4775 Technology Way
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael S. Seligsohn	305-937-0660	mseligsohn@fmsbonds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin & Co., P.A.
(Name – if individual, state last, first, and middle name)

3310 Mary Street Suite 501	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2003	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FMSbonds, Inc., as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Renee R Russo
My Commission
HH 159320
Exp. 8/1/2025

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FMSBONDS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

CONTENTS

KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
FMSbonds, Inc.
Boca Raton, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FMSbonds, Inc. as of June 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FMSbonds, Inc. as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FMSbonds, Inc.'s management. Our responsibility is to express an opinion on FMSbonds, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FMSbonds, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as FMSbonds, Inc.'s auditor since 1989.

Miami, Florida
August 26, 2022

PRAXITY™ Empowering Business Globally

FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS		
CASH, including $3,907,089 segregated for exclusive benefit of customers	$	7,789,045
RECEIVABLE FROM BROKERS AND DEALERS		785,180
RECEIVABLE FROM CUSTOMERS		10,351,032
NET RECEIVABLE FOR UNSETTLED REGULAR-WAY TRADES		11,119,258
SECURITIES OWNED, AT FAIR VALUE (NOTES 3, 5 AND 9)		115,904,656
BOND INTEREST AND REDEMPTIONS RECEIVABLE		3,882,305
PROPERTY AND EQUIPMENT, NET (NOTE 2)		1,293,454
RIGHT OF USE ASSET, NET (NOTE 6)		1,941,380
OTHER ASSETS (NOTE 4)		2,267,004
	$	155,333,314
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Collateral loans payable (Note 5)	$	56,473,630
Payable to brokers and dealers		214,838
Payable to customers		788,311
Securities sold, but not yet purchased, at fair value (Notes 3 and 9)		1,387,036
Lease liability (Note 6)		2,074,927
Stockholders' distribution payable		2,300,000
Accounts payable and accrued liabilities (Note 7)		17,272,756
Total liabilities		80,511,498
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 6)		
STOCKHOLDERS' EQUITY (NOTE 10)		74,821,816
	$	155,333,314

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission, in an administrative capacity earning fees for administrative services rendered, and in its capacity as underwriter for various municipal securities offerings.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and all securities are carried at fair value.

Restricted Cash

If the Company has a requirement under the reserve computation, that amount of the minimum deposit required by the regulation would be considered restricted cash. While there was a balance in the special reserve account at June 30, 2021, there was no minimum deposit requirement needed.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value measurements to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Municipal Bonds and Certificates of Deposit. The fair value of municipal bonds and certificates of deposit is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds and certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and credit ratings as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	7 years
Transportation equipment	5 years

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Leases

The Company's leases for office space are classified as operating leases and comprise substantially all of the right-of-use ("ROU") assets and lease liability in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding ROU asset are initially recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and liabilities, the Company used its 3.0% incremental borrowing rate as of the lease commencement date. The subsequent measurement of the lease results in the recognition of a single lease expense amount that is recorded on a straight-line basis over the lease term.

Loans and Advances to Employees

Loans and advances to employees are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2022 consisted of the following:

Furniture and fixtures	$ 929,775
Office equipment	1,228,766
Leasehold improvements	1,638,718
Transportation equipment	677,466
	4,474,725
Less: accumulated depreciation and amortization	(3,181,271)
	$ 1,293,454

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2022:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities Owned				
Certificates of deposit	$ -	$ 820,277	$ -	$ 820,277
Corporate bonds	-	367,664	-	367,664
Municipal bonds:				
Insured	-	24,064,546	-	24,064,546
Uninsured	-	90,652,169	-	90,652,169
Total municipal bonds	-	114,716,715	-	114,716,715
	$ -	$ 115,904,656	$ -	$ 115,904,656
LIABILITIES, at fair value				
Securities Sold, But Not Yet Purchased				
Corporate bonds	$ -	$ 390,739	$ -	$ 390,739
Municipal bonds	-	996,297	-	996,297
	$ -	$ 1,387,036	$ -	$ 1,387,036

NOTE 4. OTHER ASSETS

Other assets at June 30, 2022 consisted of the following:

Prepaids	$ 366,461
Deposits	549,520
Other receivables	1,213,423
Employee loans receivable	137,600
	$ 2,267,004

NOTE 5. COLLATERAL LOAN FACILITIES

The Company has a collateral loan facility with its primary clearing broker in New York, Bank of New York Mellon (BNY Mellon). This credit facility provides for borrowings up to $100,000,000, and is due on demand. Borrowings are collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. At June 30, 2022, the loan balance was $56,473,630 and bears interest at 3.00%.

Additionally, the Company has a secondary brokerage credit agreement with U.S. Bank National Association (U.S. Bank). This credit facility provides for borrowings up to $50,000,000, and is due on demand. The collateral loan payable due to U.S. Bank is collateralized in the same manner as amounts due to the clearing broker. The collateral is pledged to U.S. Bank and held at the Depository Trust Company. There was no outstanding balance at June 30, 2022.

NOTE 6. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment and office facilities, expiring through June 2024.

As of June 30, 2022, the future minimum annual rentals under the non-cancelable operating leases, of which substantially all are facility leases on two locations with the Company stockholders, are as follows:

2023	$ 1,142,070
2024	1,150,720
	2,292,790
Less: lease commitment on short-term leases not capitalized	(65,707)
Less: discount to present value of lease liability	(152,156)
Total lease liability	$ 2,074,927

Effective July 1, 2019, the Company formalized the two facility leases with its stockholders as five year leases with 3% rent escalation provisions.

Contingencies

The Company is party to legal proceedings arising in the ordinary course of business. In the opinion of management, based on a review with legal counsel, the Company does not believe that these matters will have a material effect on the Company's financial position or operating results.

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2022, the Company had accrued approximately $200,000 for this plan. Additionally, the Company maintains a non-qualified Supplemental Employees' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employees' salary and years of employment. At June 30, 2022, the Company had accrued approximately $8,962,000 for the SERP (approximately $400,000 is related to current year) based on approximately $10,643,000 of fully vested, gross future benefits. The weighted average discount rate used to determine benefit obligations and benefit costs as of June 30, 2022 and the year then ended was 2.75%. The SERP participants are considered to be general creditors of the Company, and there are no segregated or specifically designated plan assets. These accruals are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2022, the Company's "Net Capital" was $39,516,211 which exceeded requirements by $38,016,343. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.57 to 1 at June 30, 2022.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $1,387,036 at June 30, 2022. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the fair value in the accompanying statement of financial condition. Additionally, the securities owned and cash on deposit with clearing firms serve as collateral for this short-sale liability.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by BNY Mellon and the Depository Trust Company. At June 30, 2022, a majority of securities owned are held by these entities.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (Continued)

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Other Risks

In March 2020, the World Health organization declared the novel strain of the coronavirus ("COVID-19"), a global pandemic and recommended containment and mitigation measures worldwide. Although as of the report date this pandemic has not adversely affected the Company, the future potential impact, if any, cannot be determined at this time.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 26, 2022, which is the date the financial statements were issued. Subsequent to June 30,2022, the Company processed $2.5 million of stockholders' distributions pertaining to income that was earned subsequent to June 30, 2022.